Exhibit 99.1

Atlas Corp. 23 Berkeley Square
Mayfair, London, W1J 6HE
United Kingdom www.atlascorporation.com

Atlas Corp. Completes Exchange and Amendment

of $600 million Fairfax Senior Notes

LONDON, UK, June 14, 2021 /Cision/—Atlas Corp. (“Atlas”) (NYSE: ATCO) today announced that it has completed an exchange and amendment of $600 million aggregate principal amount of senior notes of Seaspan Corporation, its wholly-owned subsidiary (“Seaspan”), including $250 million of 5.5% senior notes due 2025 (the “2025 Notes”), $250 million of 5.5% senior notes due 2026 (the “2026 Notes”) and $100 million of 5.5% senior notes due 2027 (the “2027 Notes” and together with the 2025 Notes and 2026 Notes, the “Fairfax Notes”). The Fairfax Notes are held by certain affiliates of Fairfax Financial Holdings Limited (the “Fairfax Holders”).

Bing Chen, President and CEO of Atlas, commented, “Fairfax Financial has been a committed and strategic sponsor of the growth and transformation of Atlas, Seaspan and APR Energy for which our team is grateful, and our shareholders have benefitted. Today’s announcement reflects both a continuing strong partnership as well as the significant progress achieved by Atlas over the past three years. As we continue to drive quality growth, and strengthen our competitiveness, we now have simplified our balance sheet with more flexibility in our capital structure to pursue attractive opportunities and sustainable value creation.”

Graham Talbot, CFO of Atlas, commented, “Working together with our highly-supportive investor partner, Fairfax Financial, Atlas has successfully implemented these initiatives which we believe will begin a process of unlocking value through prudent balance sheet management. Building upon the recent US private placement and strengthening of our $2.5 billion portfolio financing program, today’s announcement represents the next step in our process to simplify and create greater transparency within our capital structure. We are continuing our process to implement strategically significant financial initiatives which will provide increasing financial flexibility, greater clarity and capacity as we progress toward our goal of achieving an investment grade corporate credit rating. We look forward to reporting on our progress over the coming months.”

Summary of Exchange & Amendment
Before	After
$250M 2025 Notes	$250M 2025 Notes[1]
$250M 2026 Notes	$50M 2026 Notes[1]
$200M Series J Preferred Shares[2]
$100M 2027 Notes	$100M Series J Preferred Shares[2]

1)	Subject to the Amendment
2)	Subject to the Exchange

The Exchange

Atlas has exchanged (the “Exchange”) an aggregate $300 million of the Fairfax Notes for 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, representing total liquidation value of $300 million (par value of $0.01 per share of Atlas) (the “Series J Preferred Shares”), and 1,000,000 warrants (the “Warrants”) to purchase an equal number of shares of Atlas common stock at an exercise price of $13.71 per share, based on the closing price of Atlas common stock on May 21, 2021. Dividends will be payable on the Series J Preferred Shares at a rate of 7.00% for the first five years after the issue date, with 1.50% increases annually thereafter, to a maximum of 11.50%. The Fairfax Notes subject to the Exchange included $200,000,000 of the 2026 Notes and all of the outstanding 2027 Notes. The exchanged 2026 Notes and 2027 Notes were cancelled after completion of the Exchange. Concurrently with the Exchange, Atlas entered into a registration rights agreement with the Fairfax Holders providing for certain registration rights related to the Series J Preferred Shares and the Warrants.

The Amendment

In connection with the Exchange, the Fairfax Holders agreed to amend the terms of the $300 million of Fairfax Notes that remain outstanding following the Exchange (the “Amendment”), which includes all of the 2025 Notes and $50 million of the 2026 Notes. The Amendment, among other things, eliminates the Fairfax Holders’ mandatory redemption and put rights and releases and discharges all outstanding guarantees and liens on collateral thereunder. The Fairfax Holders also agreed to terminate Seaspan’s Amended and Restated Pledge and Collateral Agent Agreement (as amended from time to time, the “Pledge Agreement”) and to release and discharge all liens on collateral under the Pledge Agreement.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. We target long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Our two portfolio companies, Seaspan Corporation and APR Energy Ltd. are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively.

About Seaspan

Seaspan is a leading independent owner and operator of containerships. We charter our vessels primarily pursuant to long-term, fixed-rate time charters to the world’s largest container shipping liners. At March 31, 2021, Seaspan’s fleet consisted of 127 containerships representing total capacity of approximately 1,073,200 TEU. On May 19, 2021, we announced the delivery of two second-hand vessels, increasing Seaspan’s operating fleet to 129 vessels and 1,090,200 TEU. We also have 37 vessels under construction and have agreed to purchase two additional second-hand vessels, increasing total capacity to 1,670,200 TEU, on a fully delivered basis. For more information visit seaspancorp.com

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions that we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to the factors detailed from time to time in our periodic reports and filings with the SEC, including Atlas’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 19, 2021. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Robert Weiner

Investor Relations

Atlas Corp.

Tel. +1-904-345-4939

Email: IR@atlascorporation.com

3